SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)

Points International Ltd.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

730843109
(CUSIP Number)

Bernay Box Bonanza Capital, Ltd. 300 Crescent Court, Suite 250 Dallas, Texas 75201 Telephone: 214-303-3900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2007
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	730843109

1	NAMES OF REPORTING PERSONS: Bonanza Capital, Ltd.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): *
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		9,248,258

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		9,248,258

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	9,248,258

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	9.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	730843109

1	NAMES OF REPORTING PERSONS: Bonanza Master Fund, Ltd.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): *
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		9,248,258

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		9,248,258

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	9,248,258

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	9.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	730843109

1	NAMES OF REPORTING PERSONS: Bonanza Fund Management, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): *
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		9,248,258

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		9,248,258

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	9,248,258

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	9.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	730843109

1	NAMES OF REPORTING PERSONS: Bernay Box

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): *
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		9,248,258

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		9,248,258

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	9,248,258

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	9.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	730843109

Item 1. Security and Issuer.

The name of the issuer is Points International Ltd., a Canadian corporation (the "Company") with its principal office located at 800-179 John Street, Toronto, Ontario, Canada M5T 1X4. This Schedule 13D relates to the common shares (the "Common Shares") of the Company.

Item 2. Identity and Background.

This Schedule 13D is being filed by Bonanza Master Fund, Ltd. (the "Master Fund"), its investment manager, Bonanza Capital, Ltd. (the "Investment Manager"), the Investment Manager's general partner, Bonanza Fund Management, Inc. ("Bonanza Fund Management"), and the President of Bonanza Fund Management, Bernay Box (collectively, the "Reporting Persons"), with respect to the Common Shares of the Company. The Investment Manager is responsible for making investment decisions with respect to the Master Fund. Each of the Reporting Persons may be deemed to be a beneficial owner of the reported securities but disclaims beneficial ownership in the securities except to the extent of any pecuniary interest therein.

The business address of the Investment Manager, Bonanza Fund Management and Mr. Box is 300 Crescent Court, Suite 250, Dallas, Texas 75201. The business address of the Master Fund is c/o J.D. Clark & Co., One Praesideo Place, 1590 W. Park Circle, Ogden, UT 84404.

The principal business of the Master Fund is to invest in securities. The Master Fund is a Cayman Islands company.

The principal business of the Investment Manager is to serve as investment advisor to the Master Fund. The Investment Manager is a Texas limited partnership. Mr. Box is the President of Bonanza Fund Management, a Texas corporation which serves as general partner to the Investment Manager.

None of the Reporting Persons or any of their officers or directors has, during the last five years: (i) been convicted in any criminal proceeding; or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

As of the date hereof, the Reporting Persons may be deemed to beneficially own 9,248,258 shares.

The source of funds used to purchase the securities reported herein was the Master Fund’s working capital.

No borrowed funds were used to purchase the securities, other than any borrowed funds used for working capital purposes in the ordinary course of business. The funds for the purchase of the shares by the Master Fund came from the Master Fund's funds totaling $5,026,396.

Item 4. Purpose of Transaction.

The Reporting Persons have acquired their Shares of the Issuer for investment purposes. The Reporting Persons evaluate their investment in the Shares on a continual basis. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

The Reporting Persons reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own.

Item 5. Interest in Securities of the Issuer.

As of the date hereof, each of the Reporting Persons is deemed to be the beneficial owner of 9,248,258 shares of Common Shares of the Company. Based on the Company's latest Form 40-F, there were a total of 93,717,709 shares outstanding as of December 31, 2006. Therefore, each of the Reporting Persons is deemed to beneficially own 9.9% of the outstanding shares. Each of the Reporting Persons has the shared power to vote, direct the vote, dispose of or direct the disposition of all 9,248,258 of the shares.

The Reporting Persons have not engaged in any transactions in the shares during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

N/A

Item 7. Material to be Filed as Exhibits.

A Joint Filing Agreement on behalf of the Reporting Persons is filed herewith as Exhibit A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Bonanza Capital, Ltd.

By:	Bonanza Fund Management, Inc.
Its General Partner

By:	Bernay Box
President

Bonanza Master Fund, Ltd.

By:	Bonanza Capital, Ltd.
Its Investment Manager

By:	Bonanza Fund Management, Inc.
Its General Partners

By:	Bernay Box
President

Bonanza Fund Management, Inc.
By:	Bernay Box
President

Bernay Box
By:	Bernay Box

DATE:	March 7, 2008

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

* The Reporting Persons disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

Exhibit A

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D Amendment dated March 7, 2008 relating to the Common Shares of the Company shall be filed on behalf of each of the undersigned.

Bonanza Capital, Ltd.

By:	Bonanza Fund Management, Inc.
Its General Partner

By:	Bernay Box
President

Bonanza Master Fund, Ltd.

By:	Bonanza Capital, Ltd.
Its Investment Manager

By:	Bonanza Fund Management, Inc.
Its General Partners

By:	Bernay Box
President

Bonanza Fund Management, Inc.
By:	Bernay Box
President

Bernay Box
By:	Bernay Box